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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of April, 2008

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                   Hammersmith
                                 London, W6 7DL
                                     England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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
Attached herewith as Exhibits 99.1 and 99.2 are press releases, dated
April 14, 2008, whereby Acergy S.A. (the "Company") announced, in accordance with Oslo Stock Exchange rules, the details of two new management incentive schemes and awards under its 2003 stock option plan approved by the Board on March 12, 2008.

Performance Related Share Plan

Under the first new management incentive scheme, members of senior management are permitted to utilize a proportion of their annual cash bonus to purchase shares in the Company at $21.35 per share, being the closing price on NASDAQ GS on March 31, 2008, under the Performance Related Share Plan. If those shares are subsequently retained until March 31, 2011 the individual may receive, free of charge from the Company, up to a maximum of two shares for every original share purchased. The number of free shares allotted will be dependent on the earnings per share of the Company for the fiscal year ending November 30, 2010.

On April 11, 2008 senior management acquired from the Company 17,797 shares under the Performance Related Share Plan and accordingly the maximum number of free shares to be issued under the scheme is 35,594. Following this sale of shares the Company's direct holding of treasury shares is 12,315,485, as well as the Company's indirect holding of 879,121 treasury shares.

The following primary insiders acquired shares under the scheme and consequently hold rights to free shares:

Bruno Chabas        Chief Operating Officer     3,966 shares acquired and rights to 7,932 free shares
Stuart Jackson      Chief Financial Officer     2,349 shares acquired and rights to 4,698 free shares

Restricted Shares Plan

Under the second new management incentive scheme, members of senior management have been awarded shares under the Restricted Shares Plan. Such shares will either be released to the individual on March 31, 2011 or forfeited to the Company dependent on whether the individual remains employed by the Company on that date.

The maximum number of shares which can be awarded each year under the Restricted Shares Plan shall not exceed an average of 350,000 shares over a rolling three year period (or, if the Restricted Shares Plan has been effective for less than three years, an average of 350,000 shares per year during the time the plan has been effective). A total of 45,000 shares have been awarded to senior management so far in fiscal year 2008, of which the following awards have been made to primary insiders:

Bruno Chabas        Chief Operating Officer     7,500 shares
Stuart Jackson      Chief Financial Officer     7,500 shares

Option awards under existing 2003 Stock Option Plan

The Company has made awards of 887,500 options to staff, subject to shareholder approval of the Board's proposal at the 2008 Annual General Meeting to increase the number of shares in the 2003 Stock Option Plan. The strike price for the option awards is $22.52 per share, being the closing price on NASDAQ GS on March 11, 2008.

The following primary insiders were awarded options under the 2003 Stock Option Plan and subsequently hold the following shares and options over shares:

                                                       Options       Total       Owned
                                                       Awarded     Options      Shares
                                                     ---------   ---------   ---------
Mark Woolveridge         Chairman                        7,500      34,700      12,375
James B Hurlock          Director                        5,000      23,500       3,000
Sir Peter Mason          Director                        5,000      10,000           -
J Frithjof Skouveroe     Director                        5,000      39,400      18,500
Trond Westlie            Director                        5,000      20,000           -
George Doremus           Director                        5,000      20,000           -
Bruno Chabas             Chief Operating Officer        25,000     218,958      19,498 *
Stuart Jackson           Chief Financial Officer        25,000     180,833      19,547 *

     * Includes shares purchased under the Performance Related Share Plan and the maximum number of free shares that may be awarded under the Performance Related Share Plan, as well as shares awarded under the Restricted Shares Plan.

     This message is submitted on behalf of the Company as well as the named primary insiders.

The information set forth above and the attached press releases shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 033-85168, No. 333-09292, No. 333-74321, No. 333-124983 and No. 333-124997) and the Company's Registration
Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected size of equity compensation awards to be awarded and the timing thereof. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of our ship conversion program; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: April 15, 2008                              By: /s/ Johan Rasmussen
                                                      --------------------------
                                                  Name:   Johan Rasmussen
                                                  Title:  Corporate VP and
                                                          General Counsel

                                  Exhibit Index

99.1 Press Release dated April 14, 2008 Announcing Details of Incentive Schemes and Share Related Awards

99.2 Press Release dated April 14, 2008 Amending Details of Total Options Held by Primary Insiders